EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2019

Report of Independent Auditors

The Board of Managers and Members
Concrete Pipe & Precast, LLC

Report on the Financial Statements
We have audited the accompanying financial statements of Concrete Pipe & Precast, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concrete Pipe & Precast, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Houston, Texas
February 27, 2020

EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

BALANCE SHEETS
DECEMBER 31, 2019 and 2018

ASSETS
	2019	2018
CURRENT ASSETS
Cash	$82,923	$170,265
Trade accounts receivable - net	16,200,492	12,707,577
Inventories	18,839,714	19,584,290
Prepaid insurance and other assets	585,525	892,370
Due from affiliates	158,789	417
Non-trade notes receivable	—	—
Total current assets	35,867,443	33,354,919

PROPERTY, PLANT, AND EQUIPMENT - NET	58,931,042	61,529,473

OTHER ASSETS
Property held for sale	—	—
Deposits and other assets	79,953	99,847
Total other assets	79,953	99,847

Total Assets	$94,878,438	$94,984,239

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Cash overdraft	$1,282,100	$702,032
Accounts payable	8,329,370	7,912,802
Due to affiliates	222,137	87,358
Other current liabilities	2,743,874	1,988,612
Total current liabilities	12,577,481	10,690,804

LONG-TERM LIABILITIES
Notes payable	23,993,601	24,753,280
Total liabilities	36,571,082	35,444,084

Commitments and contingencies (see note 6 and note 8)

MEMBERS’ EQUITY	58,307,356	59,540,155
Total Liabilities and Members' Equity	$94,878,438	$94,984,239

EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, and 2017

	2019	2018	2017

Net sales	$152,739,737	$140,494,299	$153,407,901
Cost of sales	112,370,896	103,021,478	109,999,001
Gross profit	40,368,841	37,472,821	43,408,900

Operating Expenses
Selling expenses	4,721,079	4,530,571	4,402,662
General and administrative expenses	14,198,208	12,843,245	13,320,939
Other operating income	(270,635)	(471,151)	(385,740)
Income from Operations	21,720,189	20,570,156	26,071,039

Other income (expense)
Interest expense, net	(875,902)	(766,574)	(634,482)
Net income	$20,844,287	$19,803,582	$25,436,557

The accompanying notes are an integral part of these financial statements

EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, and 2017

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,844,287	$19,803,582	$25,436,557
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	7,146,957	7,082,851	7,211,784
Amortization of debt issuance costs	21,993	21,991	48,267
Amortization of intangibles	—	—	347
Bad debt expense (recovery)	50,803	(80,265)	(78,471)
Net loss (gain) on disposal of assets	(12,758)	(669,816)	112,910
Changes in working capital:
Trade accounts receivable	(3,543,718)	2,428,822	2,765,847
Inventories	744,576	(1,212,185)	(2,637,984)
Prepaids and other assets	304,746	346,198	216,880
Due from / to affiliates	(23,593)	(244,377)	198,816
Accounts payable and accrued expenses	1,067,218	727,071	(2,147,976)
Cash overdraft	580,068	(2,020,193)	540,558
Net cash provided by operating activities	27,180,579	26,183,679	31,667,535

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(4,444,156)	(3,020,894)	(5,899,647)
Proceeds from disposal of assets	13,000	2,306,405	—
Principal received on notes receivable	—	897,435	73,703
Net cash provided by (used in) investing activities	(4,431,156)	182,946	(5,825,944)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid	(22,077,086)	(26,281,569)	(27,434,820)
Net (repayments) proceeds on revolving line of credit	(759,679)	(69,104)	1,685,614
Loan origination costs	—	—	(109,963)
Net cash used in financing activities	(22,836,765)	(26,350,673)	(25,859,169)
NET INCREASE (DECREASE) IN CASH	(87,342)	15,952	(17,578)
CASH, BEGINNING OF YEAR	170,265	154,313	171,891
CASH, END OF YEAR	$82,923	$170,265	$154,313

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$861,888	$744,322	$633,770

EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, and 2017

BALANCE AT DECEMBER 31, 2016	$68,016,405
Distributions	(27,434,820)
Net income	25,436,557
BALANCE AT DECEMBER 31, 2017	66,018,142
Distributions	(26,281,569)
Net income	19,803,582
BALANCE AT DECEMBER 31, 2018	59,540,155
Distributions	(22,077,086)
Net income	20,844,287
BALANCE AT DECEMBER 31, 2019	$58,307,356

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2018

1.NATURE OF BUSINESS

Concrete Pipe & Precast, LLC (“CP&P” or the “Company”) commenced operations on August 3, 2012, through a joint venture formation agreement by and between two pipe and precast companies; Americast, Inc., a Virginia corporation (“Americast”), and Hanson Pipe & Precast, LLC, a Delaware limited liability company (“Hanson”) (collectively, the “Members”). The Members formed CP&P, a limited liability company under the laws of the State of Delaware. Both Members made initial contributions of tangible and intangible assets such as human resources, inventory, and property, plant, and equipment at the formation of CP&P. On March 13, 2015, Forterra Pipe and Precast, LLC (“Forterra”) acquired Hanson’s interest in CP&P. As such, Forterra became a member of CP&P. On September 30, 2019, Americast assigned its units in CP&P to Eagle Corporation (Americast’s parent company, or “Eagle”) and was subsequently dissolved.

CP&P is engaged primarily in the manufacture, marketing, sale, and distribution of concrete pipe and precast products. Operations are primarily in Virginia, West Virginia, Maryland, North Carolina, Pennsylvania, South Carolina, and Georgia, with sales to contiguous states.

CP&P’s operating agreement stipulates how capital contributions, distributions, and income or losses of CP&P are to be allocated to each Member, which is not always in accordance with each Member’s respective ownership percentage. Each of the Member’s loss is limited to the amount of capital contributed. CP&P shall continue in existence until dissolved in accordance with the provisions of the agreement.

2.SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements and footnotes have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Certain prior year numbers were reclassified to conform with current year presentation. Such reclassification had no impact on the previously reported results of operations.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates made by management relate to useful lives of property, plant, and equipment, inventory reserves, allowance for uncollectible accounts, and impairment of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, CP&P considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash accounts in excess of federally-insured limits are subject to risk of loss.

Accounts and Notes Receivable

Accounts receivable, net consists of amounts billed to customers less an allowance for doubtful accounts. CP&P accounts for estimated uncollectible amounts by reducing earnings through a valuation allowance. This allowance is based on the judgment of management as to the estimated collectibility of the receivables balance at year-end and is

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2018

adjusted as experience, economic conditions, and other factors dictate. CP&P established an allowance for uncollectible accounts receivable of $450,000 and $415,000 as of December 31, 2019 and 2018, respectively, to report receivables at their net realizable value. Generally, accounts receivable balances are unsecured and subject to certain credit risks. However, certain accounts receivable balances are secured through liens or bonding agents.

Accounts receivable balances are considered delinquent once they are 90 days past due. Finance charges begin to accrue once an account is 30 days past due and continue to accrue regardless of status. Trade receivable balances that remain outstanding after CP&P has used reasonable collection efforts are written off by reducing accounts receivable and the valuation allowance.

Allowances for non-trade note receivable losses are determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled accounts. Interest income on notes receivable is accrued monthly.

In October of 2014, CP&P obtained a non-trade note receivable related to the sale of property, plant, and equipment. The total principal balance of the note amounted to $1,050,000. The note accrued interest at an annual rate of 5.0% and required monthly payments of $6,138 beginning on December 1, 2014. In October 2017, the note was amended such that principal and all accrued interest was payable in full on January 31, 2018. All payments of principal and interest were current as of December 31, 2017. The note was secured by the respective property, plant, and equipment. The outstanding balance of the note was $897,435 at December 31, 2017 and was paid in full on January 19, 2018.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral other than partial advance payments or deposits from its customers on major projects.

Inventories

Inventories are valued at the lower of cost or net realizable value using several cost flow assumptions including FIFO (first-in, first-out method) and average cost.

Property, Plant, and Equipment

All initial capital contributions of property, plant, and equipment by each Member were contributed at that Member’s respective book values. Property, plant, and equipment is recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful
Lives in Years

Buildings and improvements	15 - 39
Machinery and equipment	5 - 20
Vehicles and delivery equipment	5 - 12
Office equipment	3 - 7

Depreciation expense, included in cost of sales and general and administrative expenses on the statements of income, were $7,146,957 in 2019, $7,082,851 in 2018, and $7,211,784 in 2017.

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions in Accounting Standards Codification (ASC) 360, Property, Plant, and Equipment (ASC 360). ASC 360 requires that long-lived

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2018

assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. No indication of impairment existed during any of the years presented. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends in the construction sector, and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales on the statements of income. Delivery revenue is included in net sales on the statements of income.

Income Taxes

CP&P is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its Members. All state income taxes are passed through to the Members also. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

CP&P has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with guidance established by the Financial Accounting Standards Board (FASB) and determined that there are no uncertain tax positions that would have a material impact on the financial statements of CP&P. The open tax years related to state tax filings are 2014 - 2018 and will expire in 2018 - 2022. When and if applicable, potential interest and penalty costs are accrued as incurred with expenses recognized in general and administrative expenses on the statements of income.

Revenue Recognition

Substantially all of CP&P’s revenue contracts are single performance obligations for the sale of products. All revenue recognized by the Company is recognized at the point in time when control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products. Revenues are recognized when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists, products have been delivered, there is no future performance required, fees are fixed or determinable and amounts are collectible under normal payment terms. The Company considers several indicators for the transfer of control to its customers, including the significant risks and rewards of ownership of products, the Company's right to payment and the legal title of the products. Based upon the assessment of control indicators, sales to trade customers and distributors are recognized at the point in time when products are delivered to customers. In most cases, the final delivery to the customers is within the same day that the shipment is picked up by a third party hauler.

All variable consideration that may affect the total transaction price, including contractual discounts, rebates, returns and credits are included in net sales. Estimates for variable consideration are based on historical experience, anticipated performance and management's judgment.

Sales Taxes

CP&P collects sales tax from customers and remits the entire amount to the taxing jurisdictions. CP&P’s accounting policy is to exclude the tax collected and remitted to the taxing jurisdictions from revenues and cost of sales.

Fair Value

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2018

CP&P follows current accounting standards relating to fair value measurements and disclosures, which define fair value, establish guidelines for measuring fair value, establish a framework for measuring fair value, and expand disclosures regarding fair value measurement. The Company’s financial instruments consist primarily of cash, trade receivables, accounts payable, other current liabilities, and debt. The carrying value of the Company’s financial instruments approximates the fair value due to their highly liquid nature, short-term maturity, or competitive rates assigned to these financial instruments.

Members’ Equity

At the formation of CP&P, each member received 500 common voting units. As of December 31, 2019, each Member has 500 common units. Income and losses are allocated to the members based upon their relative share of common units, with the exception that depreciation, gains, and losses related to property, plant, and equipment as part of the initial contribution to CP&P are allocated back to the Members who originally contributed the assets. Depreciation, gains, and losses related to property, plant, and equipment acquired subsequent to the formation of CP&P are allocated based on common units.

CP&P distributes cash to the Members in an amount equal to the estimated tax amount on its taxable income. All distributions are divided equally among the Members.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) and issued subsequent amendments to the initial guidance. Topic 606 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. The new guidance outlines a single comprehensive model for accounting for revenue arising from contracts with customers. This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. The Company adopted the new standard on January 1, 2019 using the modified retrospective method which did not have a material impact on the Company's financial statements for the year ended December 31, 2019 and is not expected to have a material impact in future periods. No adjustment to retained earnings was required for the cumulative effect of initially applying the new standard. Results for periods beginning on or after January 1, 2019 are presented under Topic 606, which prior period amounts are not adjusted and continue to be reported in accordance with the prior accounting guidance under Topic 605, Revenue Recognition.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The amendments in this update are effective for annual reporting periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2020, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company believes this ASU will have a material impact on our financial statements, as it will result in most of the Company’s leases and associated assets being presented on the balance sheet.

In August 2016, the FASB issued ASU 2016-15, Statements of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, providing clarifications as to the presentation and classification in the cash flows of eight specific issues, including but not limited to prepayment of debt or debt extinguishment costs and contingent consideration payments made after a business combination. The Company adopted this standard on January 1, 2019. The adoption of the ASU can have an impact on the Company's cash flow presentation in future periods.

Subsequent Events

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2018

Management has evaluated subsequent events through February 27, 2020, which is the date the financial statements were available to be issued.

3.INVENTORIES

Inventories consisted of the following at December 31:

	2019	2018

Finished goods	$15,806,040	$15,595,655
Raw materials	2,986,068	3,950,455
Supplies	47,606	38,180
Total inventories	$18,839,714	$19,584,290

4.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following at December 31:

	2019	2018

Land, buildings, and improvements	$47,167,974	$46,811,688
Machinery and equipment	115,677,357	111,622,852
Vehicles and delivery equipment	778,851	778,851
Office equipment	1,695,876	1,245,070
Assets under development	1,061,781	1,430,419
Total	166,381,839	161,888,880
Less: Accumulated depreciation	(107,450,797)	(100,359,407)
Net property, plant, and equipment	$58,931,042	$61,529,473

5.NOTES PAYABLE

Effective June 1, 2017, the Company amended its Wells Fargo Bank revolving line of credit (WF Revolver) in its Second Amended and Restated Credit Agreement with Wells Fargo Bank (Amended WF Revolver). Per the terms of the Amended WF Revolver, interest is payable monthly at a rate equal to LIBOR plus an applicable margin based upon performance, which approximated 3% as of December 31, 2019. The Amended WF Revolver also includes an unused commitment fee. The credit limit is the lower of $40,000,000 or the Company's borrowing base, as defined in the amended credit agreement. Availability on the Amended WF Revolver as of December 31, 2019 and 2018 was $15,974,599 and $15,214,920, respectively, based on draws, outstanding letters of credit, and the allowable borrowing base. The Amended WF Revolver becomes due on May 31, 2022.

Effective December 19, 2018, the Company entered into the First Amendment to the Amended WF Revolver to, among other things, replace one of the loan covenants of basic Fixed Charge Coverage Ratio with Tangible Net worth (as defined in the First amendment).

The WF Revolver is secured by certain real property and all machinery and equipment, vehicles and delivery equipment, office equipment, other personal property, accounts receivable, general intangibles, and inventory.

The outstanding balance of the WF Revolver consisted of the following at December 31:

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2018

	2019	2018

Current portion	$—	$—
Long-term portion	23,993,601	24,753,280
Notes payable	$23,993,601	$24,753,280

CP&P is subject to three loan covenants: a Funded Debt to EBITDA (earnings before interest, taxes, depreciation, and amortization) Ratio, a Fixed Charge Coverage Ratio considering only tax distributions, and a Tangible Net Worth (as defined in the First Amendment). CP&P was in compliance with all financial loan covenants as of December 31, 2019 and 2018.

6.PROFIT SHARING PLANS AND COLLECTIVE BARGAINING AGREEMENT

CP&P has adopted a plan allowing all qualified employees to invest a portion of their current earnings in an employees’ 401(k) retirement fund. CP&P matches a portion of the elective contributions made by the employees based on the terms of the plan. CP&P may also, at its sole discretion, make additional contributions for all eligible employees. Employer contributions to the plan amounted to approximately $941,000 in 2019, $899,000 in 2018, and $907,000 in 2017.

CP&P entered into a collective bargaining agreement on August 28, 2012, with the union workforce at one production facility. The terms of the current agreement are up for renewal on August 28, 2021. Approximately 5% of the total production workforce is covered under this agreement as of December 2019.

7.RELATED PARTY TRANSACTIONS

CP&P, in its ordinary course of business, sells products to Americast, Eagle, as well as Eagle’s other subsidiaries. CP&P also purchases products and services from subsidiaries of Eagle and subsidiaries of Forterra.

On August 3, 2012, CP&P entered into a Management Services Agreement with Eagle. For a monthly fee, Eagle is providing general and administrative services including information technology, payroll processing, 401(k) profit sharing plan management, and insurance coverage allocations. The agreement is subject to a Consumer Price Index (CPI) adjustment beginning in 2015. The agreement will automatically renew annually until terminated as described in the agreement.

Following table summarizes the related party transactions between CP&P and its affiliates during the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017

Sale of products to affiliates	$499,212	$37,490	$104,024
Purchase of products and services from affiliates	681,176	340,291	464,371
Management fees paid to affiliates	544,571	529,842	513,220

During 2018, CP&P sold certain properties at its Hanover Plant in Ashland, Virginia, to an affiliate of Eagle, for cash proceeds of $2,000,000.

The amount due from / to affiliates on the balance sheets as of December 31, 2019 and 2018 were the results of the transactions disclosed above.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2018

8.COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in legal proceedings and litigation in the ordinary course of business.  In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.  Other than routine litigation incidental to the Company’s business, there are no other material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject.

Self-Insurance

CP&P participates in self-funding programs for workers’ compensation and liability insurance. The plans are administered by insurance companies who determine current funding requirements. CP&P has individual and aggregate stop-loss arrangements with the insurance companies to cover substantial claims. CP&P has approximately $416,000 at December 31, 2019, and $55,000 at December 31, 2018, as an estimated self-insurance liability recorded as part of other current liabilities.

Operating Leases

CP&P is obligated under various non-cancellable operating leases for property, equipment, vehicles, and computers, which have varying terms. Lease expense under these agreements approximated $1,069,000 in 2019, $1,048,000 in 2018, and $1,026,000 in 2017.

Approximate minimum future operating lease rental payments required for the five-year period subsequent to December 31, 2019, are as follows:

2020	$590,591
2021	446,734
2022	285,422
2023	101,080
2024	11,248
Total	$1,435,075